Exhibit 1.2

Date: 01.05.2020

JOE & THE JUICE HOLDING A/S

CVR number	35527990

Address	Østergade 26

Postal code and city	1100 København K

Start date	11.11.2013

Business type	Aktieselskab

Advertising protection	No

Status	Normal

Expanded business information

Municipality	København

Activity code	561010 Restauranter

Objects	The objects of the company are to provide services to group companies and own shares in companies engaged in restaurant business and pursue activities related hereto.

Registered for VAT	Look it up at skat.dk

Financial year	From 01.01 to 31.12

Latest articles of association	27.04.2020

Classes of shares	Ja

Registered capital	50.092.533,07 DKK

First accounting period	11.11.2013 - 31.12.2014

Erhvervsstyrelsen, Langelinie Allé 17, 2100 København Ø

The information in this document is from The Central Business Register (CVR). The data may not be used in any way which suggests that the Danish Business Authority endorses, supports, recommends or markets the user of the data, or the services or products of the user of the data. The Danish Business Authority is not liable for the content and origin of the data, nor is it liable for any errors and omissions in the data, including for any loss or damage caused by its use.